FORM 12b-25
                       NOTIFICATION OF LATE FILING

             Form 10-KSB For The Period Ended April
30, 1998 Part I - Registrant Information

     Finet Holdings Corporation
     3021 Citrus Circle, Suite 150
     Walnut Creek, CA.  94509

Part II - Rules 12b-25 (b) and (c)

     (a) The reasons for the delay in filing as described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

(c)  The primary reason the subject report cannot be filed in
                              a
timely manner is the time required by the Registrant's independent accountant to complete the audit of the consolidated financial statement.

Part III - Narrative

A series of events that have combined to cause a delay in Registrant's receipt of audited financial statements upon which to base and file its Form 10-KSB for the year ended
April 30, 1998.  These events include:

      1. The Registrant acquired Coastal Federal Mortgage Company ("Coastal") of Manalapan, New Jersey on the last day of the Registrant's fiscal year, April 30, 1998. The acquisition is accounted for as a pooling. Coastal had a calendar fiscal year. It's private independent accountant recently retired. A new public accounting firm was engaged to complete the required Coastal audit but was unable to complete it in the time available.

      2. The fiscal year end of Coastal was changed from December 31 to April 30th conform to the fiscal year of
the Registrant. Prior  to  the acquisition,   neither  the
Registrant's  independent   accountant   nor Coastal's  new
accounting firm had any experience with Coastal. The additional procedures involved in any first year audit, combined with the short time to complete the audit engagement upon resolution of merger accounting methodology and delays in closing the Registrant's accounting books for the reasons above, has prevented completion of the consolidated annual audit in the time allowed.

Part IV - Other Information
      (1) Name and telephone number of person to contact in regard to this notification
          Mr. Jan Hoeffel     (510) 988-6555
      (2)   Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                             [ X  ] Yes   [
] No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [  ] Yes   [ X ]
No

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                 FINET HOLDINGS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 29, 1998     By:   /s/ Jan Hoeffel
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                    Jan Hoeffel, President